Exhibit 99.1

                                                        Press Release

[Graphic omitted] AHOLD

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  August 13, 2003
                                 For more information:  +31 75 659 57 20

Ahold comments on attachment of Disco shares

Zaandam, The Netherlands, August 13, 2003 - Ahold has been informed by its legal counsel in Uruguay that Ahold's objection to the attachment on the company's shares in Disco, its Argentine supermarket subsidiary, has been denied. This attachment is the result of legal action before a Uruguayan court by former account holders of Banco Montevideo. Ahold is disappointed with this development. The company intends to vigorously seek the lifting of the attachment. Ahold is currently seeking legal advice on this matter and cannot comment further until more is known.

Ahold Corporate Communications:+31 75 659 57 20

                                                Albert Heijnweg 1, Zaandam
                                                P.O. Box 3050, 1500 HB Zaandam
                                                The Netherlands
                                                Phone:  +31 (0)75 659 5720
                                                Fax:    +31 (0)75 659 8302
http://www.ahold.com